                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.
                                                                  TSE Code; 8306

                     Mitsubishi Tokyo Financial Group, Inc.
         Financial Information for the Third Quarter of Fiscal Year 2003

Tokyo, January 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced certain financial information for MTFG and its 100% owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) for the third quarter of the fiscal year ending March 31, 2004.

Unless otherwise noted, all of the disclosed figures are on a non-consolidated basis, and the figures for MTFG are the sum of those of BTM and MTBC.

All of the disclosed figures are unaudited, and the scope of the disclosed figures is different from that of the end of the first half and full year as noted in each section.



Inquiries: Katsuhiko Ishizuka
           Chief Manager, Financial Policy Division
           Mitsubishi Tokyo Financial Group, Inc.
           Tel. +81-3-3240-8211

This information contains forward-looking statements and other forward-looking information relating to the company (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, the company's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company's management will strive to achieve through the successful implementation of the company's business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company's latest annual report and other disclosure documents.

1. Bankrupt credits and credits sold in the third quarter of fiscal year 2003

                                                                   (unit: billions of Japanese yen)
---------------------------------------------------------------------------------------------------
                                                                           Inc/dec of classified
                                                                            assets based on the
                                                   Book balance before    Financial Reconstruction
                            Number of borrowers     charge-offs */2/           Law (FRL) */3/
---------------------------------------------------------------------------------------------------
 Bankrupt credits */1/                     117                    5.0                     (0.4)
---------------------------------------------------------------------------------------------------
 Credits sold to the RCC                   239                      -                    (20.0)
---------------------------------------------------------------------------------------------------
 Other credits sold                         64                      -                    (52.4)
---------------------------------------------------------------------------------------------------

 Notes:
 *1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2003 to December 31, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
 *2: Book balance of bankrupt credits before deduction of amounts that should be charged-off as of December 31, 2003.
 *3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2003, and represent the decrease in classified assets in accordance with the FRL of bankrupt credits and credits sold for the following factors only. For bankrupt credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2003. For credits sold, the balance represents the amount of the credits sold by December 31, 2003 that were classified in accordance with FRL as of September 30, 2003.
 *4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2003 to December 31, 2003 are 379 borrowers, (Yen) 29.2 billion,
     (Yen) 22.6 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.
 *5: For MTBC, numbers are on banking account and trust account combined basis.
     For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2. Consolidated risk-adjusted capital ratios

--------------------------------------------  ------------------------------
                    At March 31, 2004             At September 30, 2003

                        (Target)                         (Actual)
--------------------------------------------  ------------------------------
 Total capital        Approx. 12.0-12.5%                         12.44%
--------------------------------------------  ------------------------------
 Tier1 capital              Approx. 6.5%                          6.75%
--------------------------------------------  ------------------------------

3.  Fair value information

(1) Marketable securities available-for-sale

                                                                                             (unit: billions of Japanese yen)
------------------------------------------------------------------------------------------------  ----------------------------------
                                   At December 31, 2003                At June 30, 2003                 (Figures for reference)
                                                                                                         At September 30, 2003
                          ----------------------------------------------------------------------  ----------------------------------
                           Amortized    Fair     Unrealized   Amortized    Fair     Unrealized     Amortized   Fair     Unrealized
                             cost       value   gains(losses)   cost       value   gains(losses)     cost      value   gains(losses)
------------------------------------------------------------------------------------------------  ----------------------------------
Domestic equity securities   2,919.0   3,310.9         391.8    3,284.9   3,262.4         (22.5)    3,032.9   3,287.0         254.0
------------------------------------------------------------------------------------------------  ----------------------------------
Japanese government bonds   11,217.6  11,202.7         (14.8)  12,804.6  12,847.8          43.2     9,353.3   9,315.2         (38.1)
------------------------------------------------------------------------------------------------  ----------------------------------
Foreign bonds                6,026.0   6,051.1          25.1    7,280.6   7,449.0         168.3     5,365.7   5,441.6          75.9
------------------------------------------------------------------------------------------------  ----------------------------------

Notes:

*1: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2003.
*2: Amounts for BTM on "Foreign bonds" at June 30, 2003 and December 31, 2003 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualified for hedge accounting

                                                                                     (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------  -----------------------------
                                 At December 31, 2003            At June 30, 2003            (Figures for reference)
                                                                                              At September 30, 2003
----------------------------------------------------------------------------------------  -----------------------------
                             Deferred    Deferred    Net    Deferred   Deferred    Net      Deferred   Deferred    Net
                               gains      losses             gains      losses                gains     losses
----------------------------------------------------------------------------------------  -----------------------------
Swaps                           358.0       347.2    10.8     600.7       511.8    88.8        448.1      445.3     2.8
----------------------------------------------------------------------------------------  -----------------------------
Futures                          16.3        14.4     1.9      89.2        76.4    12.7         31.5       29.9     1.5
----------------------------------------------------------------------------------------  -----------------------------
Options                             -         0.2    (0.2)      2.4         0.3     2.1          3.7        3.5     0.1
----------------------------------------------------------------------------------------  -----------------------------
Total                           374.4       361.8    12.6     692.3       588.6   103.7        483.3      478.8     4.5
----------------------------------------------------------------------------------------  -----------------------------

Note: Amounts for BTM at June 30, 2003 and December 31, 2003 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.

4.  Domestic deposits classified by depositor

                                                                         (unit: billions of Japanese yen)
----------------------------------------------------------------------------  ----------------------------
                               At December 31, 2003      At June 30, 2003          (Figures for reference)
                                                                                    At September 30, 2003

----------------------------------------------------------------------------  ----------------------------
Individuals                                33,449.7                32,948.6                      32,966.6
----------------------------------------------------------------------------  ----------------------------
Corporations and others                    21,036.3                20,838.8                      20,910.8
----------------------------------------------------------------------------  ----------------------------

Notes:

*1: Excluding negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
*2: Amounts for BTM at June 30, 2003 and December 31, 2003 are based on the numbers before elimination of temporary inter-office accounts.

                                      * * *

                                                                    (Appendix 1)

The Bank of Tokyo-Mitsubishi, Ltd.

1. Bankrupt credits and credits sold in the third quarter of fiscal year 2003

                                                                          (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------------------------
                                                                                   Inc/dec of classified
                                                     Book balance before            assets based on the
                             Number of borrowers        charge-offs */2/         Financial Reconstruction
                                                                                      Law (FRL) */3/
----------------------------------------------------------------------------------------------------------
Bankrupt credits */1/                        116                       5.0                          (0.4)
----------------------------------------------------------------------------------------------------------
Credits sold to the RCC                      239                         -                         (20.0)
----------------------------------------------------------------------------------------------------------
Other credits sold                            60                         -                         (45.2)
----------------------------------------------------------------------------------------------------------

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2003 to December 31, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
*2: Book balance of bankrupt credits before deduction of amounts that should be charged-off as of December 31, 2003.
*3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2003, and represent the decrease in classified assets in accordance with the FRL of bankrupt credits and credits sold for the following factors only. For bankrupt credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2003. For credits sold, the balance represents the amount of the credits sold by December 31, 2003 that were classified in accordance with FRL as of September 30, 2003.
*4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2003 to December 31, 2003 are 378 borrowers, (Yen) 24.7 billion,
     (Yen) 18.1 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.

2.  Consolidated risk-adjusted capital ratios

---------------------------------------------  ------------------------
                        At March 31, 2004        At September 30, 2003

                             (Target)                  (Actual)
---------------------------------------------  ------------------------
Total capital             Approx. 11.5-12.0%                    11.89%
---------------------------------------------  ------------------------
Tier1 capital                   Approx. 6.5%                     6.45%
---------------------------------------------  ------------------------

3.  Fair value information

(1) Marketable securities available-for-sale

                                                                                         (unit: billions of Japanese yen)
---------------------------------------------------------------------------------------  ----------------------------------
                           At December 31, 2003              At June 30, 2003               (Figures for reference)
                                                                                             At September 30, 2003
                      -----------------------------------------------------------------  ----------------------------------
                      Amortized   Fair     Unrealized   Amortized    Fair    Unrealized   Amortized   Fair     Unrealized
                        cost      value   gains(losses)   cost       value     gains        cost      value   gains(losses)
---------------------------------------------------------------------------------------  ----------------------------------
Domestic equity
 securities            2,253.0   2,560.7      307.6      2,425.0    2,436.8        11.7      2,341.4  2,549.9        208.4
---------------------------------------------------------------------------------------  ----------------------------------
Japanese government
 bonds                 9,706.7   9,674.6      (32.0)    10,733.2   10,737.9         4.6      7,976.6  7,924.2        (52.4)
---------------------------------------------------------------------------------------  ----------------------------------
Foreign bonds          2,491.6   2,457.6      (34.0)     2,910.5    2,921.6        11.1      2,351.5  2,341.8         (9.7)
---------------------------------------------------------------------------------------  ----------------------------------

Notes:
*1: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2003.
*2: Amounts on "Foreign bonds" at June 30, 2003 and December 31, 2003 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualified for hedge accounting

                                                                                         (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------- --------------------------------
                               At December 31, 2003              At June 30, 2003               (Figures for reference)
                                                                                                 At September 30, 2003
                           --------------------------------------------------------------    ------------------------------
                           Deferred   Deferred    Net     Deferred   Deferred     Net        Deferred  Deferred     Net
                             gains    losses                gains     losses                  gains     losses
-----------------------------------------------------------------------------------------    ------------------------------
Swaps                          238.6    232.2        6.4      313.8     248.8       65.0        278.1     275.9        2.1
-----------------------------------------------------------------------------------------    ------------------------------
Futures                         16.3     14.3        2.0       88.9      76.2       12.7         31.4      29.8        1.5
-----------------------------------------------------------------------------------------    ------------------------------
Options                            -        -          -        2.4       0.0        2.3          3.7       3.3        0.3
-----------------------------------------------------------------------------------------    ------------------------------
Total                          255.0    246.5        8.4      405.2     325.1       80.1        313.3     309.2        4.0
-----------------------------------------------------------------------------------------    ------------------------------

Note: Amounts at June 30, 2003 and December 31, 2003 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.

4. Domestic deposits classified by depositor

                                                                  (unit: billions of Japanese yen)
-----------------------------------------------------------------------   -----------------------
                              At December 31, 2003     At June 30, 2003   (Figures for reference)
                                                                            At September 30, 2003
-----------------------------------------------------------------------   -----------------------
Individuals                               26,716.2             26,224.6                  26,232.4
-----------------------------------------------------------------------   -----------------------
Corporations and others                   18,065.7             17,595.2                  17,919.4
-----------------------------------------------------------------------   -----------------------

Notes:
*1: Excluding negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
*2: Amounts at June 30, 2003 and December 31, 2003 are based on the numbers before elimination of temporary inter-office accounts.

                                      * * *

                                                                    (Appendix 2)

The Mitsubishi Trust and Banking Corporation

1.Bankrupt credits and credits sold in the third quarter of fiscal year 2003

                                                                (unit: billions of Japanese yen)
  ---------------------------------------------------------------------------------------------
                                                                         Inc/dec of classified
                                                                          assets based on the
                                                 Book balance before   Financial Reconstruction
                            Number of borrowers   charge-offs /*2/           Law (FRL) /*3/
  ---------------------------------------------------------------------------------------------
  Bankrupt credits /*1/                       1                    -                          -
  ---------------------------------------------------------------------------------------------
  Credits sold to the RCC                     -                    -                          -
  ---------------------------------------------------------------------------------------------
  Other credits sold                          4                    -                      (7.2)
  ---------------------------------------------------------------------------------------------

  Notes:
  *1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2003 to December 31, 2003, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.
  *2: Book balance of bankrupt credits before deduction of amounts that should be charged-off as of December 31, 2003.
  *3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2003, and represent the decrease in classified assets in accordance with the FRL of bankrupt credits and credits sold for the following factors only. For bankrupt credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2003 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2003. For credits sold, the balance represents the amount of the credits sold by December 31, 2003 that were classified in accordance with FRL as of September 30, 2003.
  *4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2003 to December 31, 2003 are 1 borrower, (Yen) 4.5 billion,
       (Yen) 4.5 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.
  *5: Numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2.Consolidated risk-adjusted capital ratios

  -------------------------------------------------   --------------------------
                            At March 31, 2004          At September 30, 2003
                                 (Target)                     (Actual)
  -------------------------------------------------   --------------------------
  Total capital                     Approx.  14%                        14.13%
  -------------------------------------------------   --------------------------
  Tier1 capital                     Approx. 7.5%                         7.44%
  -------------------------------------------------   --------------------------

3.  Fair value information

(1) Marketable securities available-for-sale

                                                                                          (unit: billions of Japanese yen)
------------------------- ---------------------------------------------------------------    ------------------------------
                              At December 31, 2003              At June 30, 2003                (Figures for reference)
                                                                                                 At September 30, 2003
                          -------------------------------------------------- ------------    ------------------------------
                          Amortized   Fair    Unrealized Amortized   Fair     Unrealized      Amortized   Fair   Unrealized
                            cost      value     gains      cost      value   gains(losses)     cost       value    gains
-----------------------------------------------------------------------------------------    ------------------------------
Domestic equity               665.9    750.1       84.1      859.8    825.5        (34.3)        691.5     737.0       45.5
securities
-----------------------------------------------------------------------------------------    ------------------------------
Japanese government         1,510.8  1,528.0       17.1    2,071.3  2,109.8         38.5       1,376.6   1,390.9       14.2
bonds
-----------------------------------------------------------------------------------------    ------------------------------
Foreign bonds               3,534.3  3,593.5       59.1    4,370.1  4,527.3        157.1       3,014.1   3,099.8       85.6
-----------------------------------------------------------------------------------------    ------------------------------

Note: Costs at June 30, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment, and those at December 31, 2003 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2003.

(2) Interest related derivatives transactions qualified for hedge accounting

                                                                                          (unit: billions of Japanese yen)
-----------------------------------------------------------------------------------------    ------------------------------
                               At December 31, 2003              At June 30, 2003               (Figures for reference)
                                                                                                 At September 30, 2003
                           --------------------------------------------------------------    ------------------------------
                           Deferred   Deferred    Net     Deferred   Deferred     Net        Deferred  Deferred     Net
                             gains    losses                gains     losses                  gains     losses
-----------------------------------------------------------------------------------------    ------------------------------
Swaps                          119.4    114.9        4.4      286.8     262.9       23.8        169.9     169.3        0.6
-----------------------------------------------------------------------------------------    ------------------------------
Futures                          0.0      0.0       (0.0)       0.2       0.2        0.0          0.1       0.0        0.0
-----------------------------------------------------------------------------------------    ------------------------------
Options                            -      0.2       (0.2)         -       0.2       (0.2)           -       0.2       (0.2)
-----------------------------------------------------------------------------------------    ------------------------------
Total                          119.4    115.2        4.2      287.0     263.4       23.6        170.0     169.6        0.4
-----------------------------------------------------------------------------------------    ------------------------------

4. Domestic deposits classified by depositor

                                                                                          (unit: billions of Japanese yen)
-------------------------------------- -------------------------- ---------------------------   ---------------------------
                                         At December 31, 2003          At June 30, 2003          (Figures for reference)
                                                                                                  At September 30, 2003
-------------------------------------- -------------------------- ---------------------------   ---------------------------
Individuals                                              6,733.4                     6,724.0                       6,734.1
-------------------------------------- -------------------------- ---------------------------   ---------------------------
Corporations and others                                  2,970.5                     3,243.6                       2,991.3
-------------------------------------- -------------------------- ---------------------------   ---------------------------

Note: Excluding negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

                                      * * *